UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. 1)


                          DUQUESNE LIGHT HOLDINGS, INC.
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                                (NAME OF ISSUER)


                           Common Stock, no par value
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                         (TITLE OF CLASS OF SECURITIES)


                                    266233105
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                                 (CUSIP NUMBER)


                               Christopher Leslie
                               Castor Holdings LLC
                         Level 22, 125 West 55th Street
                            New York, New York 10019
                                 (212) 231-1696
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            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS AUTHORIZED
                     TO RECEIVE NOTICES AND COMMUNICATIONS)


                                 August 11, 2006
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             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


If the Reporting Person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [_]

                         (Continued on following pages)

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 1. Name of Reporting Person:

    Castor Holdings LLC

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 2. Check the Appropriate Box if a Member of a Group
    (a) [ ]
    (b) [X]
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 3. SEC USE Only

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 4. Source of Funds:

    N/A
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 5. Check if Disclosure of Legal Proceedings is Required Pursuant to
    Items 2(d) or 2(e)                                                       [_]

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 6. Citizenship or Place of Organization:

    State of Delaware
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               7.   Sole Voting Power:

  Number of         0 shares
   Shares      -----------------------------------------------------------------
Beneficially   8.   Shared Voting Power:
  Owned by
    Each            0 shares (1)
  Reporting    -----------------------------------------------------------------
   Person      9.   Sole Dispositive Power:
    With
                    0 shares
               -----------------------------------------------------------------
               10.  Shared Dispositive Power:

                    0 shares (1)
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11. Aggregate Amount Beneficially Owned by Each Reporting Person

    0 shares (1)
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12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares        [X]

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13. Percent of Class Represented by Amount in Row (11)

    0.0% (2)
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14. Type of Reporting Person:

    OO (3)
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(1) Castor Holdings LLC, a Delaware limited liability company ("Castor"), may be deemed to be a member of a "group", within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), which includes DUET Investment Holdings Limited, a company incorporated in Victoria, Australia ("DUET"), and certain of its affiliated entities and Industry Funds Management (Nominees) Limited, a company incorporated under the laws of New
South Wales, Australia and as trustee of the IFM (International Infrastructure) Wholesale Trust ("IFM"). Pursuant to a Stock Purchase Agreement (as defined in

Item 4 of the Original Schedule 13D, as defined in Item 1 below), DUET and IFM have acquired 8,836,232 shares of the Common Stock (as defined in Item 1 below) of Duquesne Light Holdings, Inc., a Pennsylvania corporation ("Duquesne"). Castor, Duquesne and Castor Merger Sub Inc., a Pennsylvania corporation and a wholly owned subsidiary of Castor, also have entered into an Agreement and Plan of Merger, pursuant to which Castor will acquire all of the outstanding Common Stock in a merger, all as described in Item 4 of the Original Schedule 13D. Castor expressly disclaims beneficial ownership of any of the shares of the Common Stock that is or may be beneficially owned by DUET and IFM and expressly declares that the filing of this Amendment No. 1 to the Original Schedule 13D shall not be construed as an admission that Castor is, for the purposes of
Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any shares of the Common Stock that is or may be beneficially owned by DUET and IFM.

(2) Based on the representation of Duquesne in Section 3.3(a) of the Stock Purchase Agreement that 79,614,546 shares of the Common Stock were outstanding as of July 3, 2006, and adding to that number (i) 6,818,827 shares of the Common Stock that were issued in connection with the DUET Purchase (as defined in Item 4 of the Original Schedule 13D) and (ii) 2,017,405 shares of the Common Stock that were issued in connection with the IFM Purchase (as defined in Item 4 of the Original Schedule 13D) (collectively, the "Declared Shares Outstanding"). Under Section 13(d)(3) of the Exchange Act and based on the total number of the Declared Shares Outstanding, Castor may be deemed to have shared power to vote and shared power to dispose of approximately 9.9% of the outstanding Common Stock.

(3) Castor Holdings LLC is a limited liability company.

ITEM 1.   SECURITY AND ISSUER.

         This Amendment No. 1 amends the Schedule 13D (the "Original Schedule 13D") filed on July 17, 2006 on behalf of Castor, relating to the Common Stock, no par value (the "Common Stock"), of Duquesne. The principal executive offices of Duquesne are located at 411 Seventh Avenue, Pittsburgh, PA 15219. Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the meanings as set forth in the Original Schedule 13D.

ITEM 4.  PURPOSE OF TRANSACTIONS.

         Item 4 is hereby amended and supplemented by adding the following to the end of The Stock Purchase section:

         On August 11, 2006, the Stock Purchase was consummated by the parties to the Stock Purchase Agreement. Upon satisfaction of both Condition I and Condition II to the Duquesne Purchase, Duquesne issued 6,818,827 shares of the Common Stock to DUET for an aggregate purchase price of $109,101,232 and 2,017,405 shares of the Common Stock to IFM for an aggregate purchase price of $32,278,480.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I hereby certify as of August 15, 2006 that the information set forth in this statement is true, complete and correct.


                                            Castor Holdings LLC

                                            By:  /s/ Christopher Leslie
                                                 ----------------------
                                                 Name:  Christopher Leslie
                                                 Title: Authorized Person







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